Exhibit 99.1

Sphere 3D Receives Notice from NASDAQ

TORONTO--(BUSINESS WIRE)--July 29, 2022-- Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, announced today that it has received a notification from the Nasdaq Listing Qualifications department of The Nasdaq Stock Market LLC ("Nasdaq").  The notification states that the Company is not in compliance with Nasdaq Marketplace Rule 5550(a)(2) for continued inclusion on The Nasdaq Capital Market due to the bid price for the Company's common stock closing below $1.00 for 30 consecutive business days.

The Company's common stock will remain listed on The Nasdaq Capital Market at this time.  The Nasdaq Marketplace Rules provide the Company with 180 calendar days, or until January 23, 2023, to regain compliance, which requires that the bid price for the Company's common stock close at or above $1.00 for a minimum of 10 consecutive trading days.  The Company may be eligible for additional time to demonstrate compliance if the Company does not comply by the deadline. The Company is evaluating all options to regain compliance with the Nasdaq bid price Rule and remains focused on executing its business strategy.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D has 6.0 EH/s of capacity under contract for deliveries.  Currently, the Company operates a fleet of approximately 1,000 miners and expects delivery of an additional 59,000 miners by year-end 2022 for a total hashing capacity of 6.0 exahash.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, inability to obtain additional debt or equity financing; any increase in cash needs; Sphere 3D's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of products; the level of success of collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports contained in filings with Canadian securities regulators (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Sphere 3D Investor Relations Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Sphere 3D Contacts

Kurt Kalbfleisch

Investor.relations@sphere3d.com